Exhibit (d6)

Execution copy

AMENDMENT

to

MONEY MANAGER AGREEMENT

and SCHEDULE I-A

THIS AMENDMENT is entered into as of October 1, 2020, between AQR Capital Management, LLC (the “Manager”) and TIFF Investment Program (“TIP”) for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of September 29, 2017 (the “Agreement”) pursuant to which the Manager serves as an investment adviser to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend and restate Schedule I-A to the Agreement to update the fee schedule; and

WHEREAS, the Manager represents that there will be no change in (a) the nature, quality or extent of services to be provided by the Manager; (b) the investment advisory or other services provided to the Fund; or (c) the personnel providing such services as a result of this amendment.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	Amendment.

(a)	Schedule I-A and Schedule I-B to the Agreement are hereby deleted in their entirety and replaced with the Amended and Restated Schedule I attached hereto.

2.	Miscellaneous.

(a)	This Amendment shall be effective as of October 1, 2020.
(b)	Except as amended hereby, the Agreement shall remain in full force and effect.
(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of Fund by		On behalf of
TIFF INVESTMENT PROGRAM		AQR Capital Management, LLC

By:	/s/ Zane T. Hamid	By:	/s/ Nicole DonVito

Name:	Zane T. Hamid	Name:	Nicole DonVito

Title:	VP	Title:	Senior Counsel

Exhibit (d6)

Amended and Restated

Schedule I

to the

Money Manager Agreement (the “Agreement”)

Dated as of September 29, 2017

between

AQR Capital Management, LLC (the “Manager”) and

TIFF Investment Program for its TIFF Multi-Asset Fund (the “Fund”)

Fee Calculation

Dated October 1, 2020

This fee schedule will apply to the Managed Account generally referred to by the parties as the “US account.” The Managed Account to which this fee schedule will apply has a benchmark of the Russell 1000 Index.

Compensation

As compensation for the services performed and the facilities and personnel provided by the Manager for the Fund pursuant to this Agreement, the Fund will pay to the Manager (i) an asset based fee (the “Investment Management Fee”) plus (ii) a performance based fee (the “Performance Fee”), each as described below. For all calculations described hereunder, the net asset value of the Managed Assets shall be gross of all expenses except for the following:

i)	sub-custodian transaction charges related to investments by the Managed Assets in foreign markets,
ii)	the Manager’s management fees,
iii)	brokerage commissions incurred by the Managed Assets, and
iv)	borrowing costs related to short sale activities by the Managed Assets.

All capitalized terms used but not defined in this Schedule I will have the meanings ascribed to them in the Agreement.

Certain Defined Terms

Benchmark: Russell 1000 Index, Net Dividends Reinvested, USD [ticker: RU10INTR]

Excess Return, for any Calculation Period, means an amount equal to the net return of the Managed Assets during such Calculation Period (with appropriate adjustments to reflect any additional contributions to, or withdrawals of, the Managed Assets) minus the Hurdle for the same Calculation Period. The Excess Return cannot be less than zero.

Hurdle, for any Calculation Period, means an amount equal to Initial Amount, as of the first day of such Calculation Period (with appropriate adjustments to reflect any additional contributions to, or withdrawals of, the Managed Assets) multiplied by the change expressed as a percentage in the Benchmark for the full length of such Calculation Period.

Initial Amount, for any Calculation Period, means the sum of (i) the net asset value of the Managed Assets as of the first day of such Calculation Period plus (ii) the value of the Underperformance Carryforward Amount, if any, as of the first day of such Calculation Period (with appropriate adjustments to reflect any contributions to, or withdrawals of, the Managed Assets).

Calculation Period means the period commencing as of the inception of the Account (or, alternatively, as agreed to between the Client and the Adviser), and thereafter each period commencing as of the day following the last day of the preceding Calculation Period, and ending as of the close of business on the first to occur of the following after the relevant commencement date:

(1)	December 31;

(2)	the withdrawal of all or a portion of the Managed Assets (but only with respect to the portion withdrawn); or

(3)	termination of this Agreement.

For the avoidance of doubt, withdrawals made to pay the Investment Management and Performance Fees will not constitute the end of a Calculation Period.

Underperformance Carryforward Amount shall have an initial value of zero and which shall be adjusted as follows:

(1)	as of the close of each Calculation Period, the value of the Underperformance Carryforward Amount (a) shall be increased by an amount equal to the Hurdle minus the net return of the Managed Assets for such Calculation Period, which value shall not be less than zero, and (b) shall be reduced (but not below zero) by the amount, if any, of the Excess Return for such Calculation Period; and

(2)	as of the close of each Calculation Period, any positive value of the Underperformance Carryforward Amount shall be adjusted if the Managed Assets have been reduced as of the end of such Calculation Period as a result of a partial withdrawal of the Managed Assets, by reducing such positive balance (but not below zero) by an amount determined by multiplying (a) such positive value by (b) a fraction, of which (x) the numerator is equal to the amount so withdrawn, and (y) the denominator is equal to the net asset value of the Managed Assets immediately before giving effect to withdrawal.

Investment Management Fee: The Fund will pay the Manager an asset based fee of 20 basis points (0.20%) per annum, calculated monthly as of the last day of the calendar month based on the average daily net assets of the Managed Assets for the month to which the fee relates. The Investment Management Fee will be paid no later than the last day of the month immediately following the end of the month to which the fee relates and will be prorated for any period that is less than a full calendar month. The Investment Management Fee will be paid from the Managed Assets.

Calculation and Payment of Performance Based Fee: The Fund will pay the Manager a Performance Fee equal to 14.0% multiplied by the Excess Return, if any, of the Managed Assets for the relevant Calculation Period. Performance Fees will be payable in arrears in the month that follows the last calendar month of the Calculation Period. Performance Fees will be paid from the Managed Assets.

Notwithstanding the foregoing, no Performance Fee will be paid until the Excess Return for such Calculation Period exceeds the value of the Underperformance Carryforward Amount. The value of the Underperformance Carryforward Amount shall be carried forward to subsequent Calculation Periods and charged against Excess Returns, if any, generated in subsequent Calculation Periods. Therefore, before the Performance Fee is calculated for a Calculation Period, any Excess Return during such Calculation Period shall be reduced by the value, if any, of the Underperformance Carryforward Amount.

5